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                                                                  Exhibit (h)(4)

                                SERVICE AGREEMENT


         THIS AGREEMENT, made this twelfth day of October, 1998, by and among DOW TARGET VARIABLE FUND LLC, (the "Fund"), an Ohio limited liability company, OHIO NATIONAL INVESTMENTS, INC. ("Adviser"), an Ohio corporation and THE OHIO NATIONAL LIFE INSURANCE COMPANY ("Ohio National Life"), a life insurance company incorporated under the laws of the State of Ohio;

         WHEREAS, Ohio National Life has caused the Adviser to be organized to serve as investment adviser to investment companies and to others; and

         WHEREAS, the Adviser and the Fund have entered into an Investment Advisory Agreement dated October 12, 1998 whereby the Adviser undertakes to furnish the Fund with investment advisory services and to furnish or pay the expenses of the Fund for certain other services; and

         WHEREAS, Ohio National Life is willing to make available to the Adviser on a part-time basis certain employees of Ohio National Life for the purpose of better enabling the Adviser to fulfill its obligations under the Investment Advisory Agreement, provided that the Adviser bears all costs allocable to the time spent by them on the affairs of the Adviser, and the Adviser and the Fund believe that such an arrangement will be for their mutual benefit;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

         1. The Adviser shall have the right to use, on a part-time basis, and Ohio National Life shall make available on such basis, such employees of Ohio National Life for such periods as may be agreed upon by the Adviser and Ohio National Life, as may be reasonably needed by the Adviser in the performance of its investment advisory functions. It is anticipated that most of such employees will be persons employed in the investment operations of Ohio National Life in addition to such clerical, stenographic and administrative services as the Adviser may reasonably request.

         2. The employees of Ohio National Life in performing services for the Adviser hereunder may, to the full extent that they deem appropriate, have access to and utilize statistical and economic data, investment research reports and other materials prepared for or contained in the files of Ohio National Life which is relevant to making investment decisions within the investment objectives of the Fund, and may make such materials available to the Adviser; provided, that any such materials prepared or obtained in connection with a private placement or other nonpublic transaction need not be made available to the Adviser if Ohio National Life deems such materials confidential.

         3. Employees of Ohio National Life performing services for the Adviser pursuant hereto shall report and be responsible solely to the officers and directors of the Adviser or persons designated by them. Ohio National Life shall have no responsibility for investment recommendations and decisions of the Adviser based upon information or advice given or obtained by or through such Ohio National Life employees.


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         4. Ohio National Life will, to the extent requested by the Adviser, supply to employees of the Adviser, including part-time employees of Ohio National Life serving the Adviser, such clerical, stenographic and administrative services and such office supplies and equipment as may be reasonably required in order that they may properly perform their respective functions on behalf of the Adviser in connection with its performance of the Investment Advisory Agreement.

         5. The obligation of performance under the Investment Advisory Agreement is solely that of the Adviser, and Ohio National Life undertakes no obligation in respect thereto, except as otherwise expressly provided herein.

         6. In consideration of the services to be rendered by Ohio National Life and its employees pursuant to this Agreement, the Adviser agrees to reimburse Ohio National Life for such costs, direct and indirect, as may be fairly attributable to the services performed for the Adviser. Such costs shall include, but not be limited to, an appropriate portion of salaries, employee benefits, general overhead expense, supplies and equipment, and a charge in the nature of rent for the cost of space in Ohio National Life offices fairly allocable to activities of the Adviser under the Investment Advisory Agreement. In the event of disagreement between the Adviser and Ohio National Life as to a fair basis for allocating or apportioning costs, such basis shall be fixed by the independent public accountants for the Fund.

         7. (a) This Agreement shall continue in effect as to any portfolio of the Fund for a period more than two years from the date of its execution only so long as such continuation is specifically approved at least annually by either the Board of Managers of the Fund or by vote of a majority of that portfolio's outstanding voting securities, provided that in either event such continuation shall also be approved by the vote of a majority of the Managers who are not interested persons of the Fund, cast by them in person at a meeting called for purpose of voting on such approval; provided, however, that:

            (b) This Agreement may at any time be terminated as to any portfolio of the Fund without the payment of any penalty on 60 days' notice to the Adviser and to Ohio National Life either by vote of the Board of Managers of the Fund or by vote of a majority of the outstanding voting securities of that portfolio.

            (c) This Agreement shall immediately terminate in event of its assignment (as that term is defined in the Investment Company Act of 1940).

            (d) This Agreement may be terminated by the Adviser or by Ohio National Life on 90 days' written notice to the other and to the Fund.

         8. Any notice under this Agreement shall be in writing, addressed and delivered or mailed postage prepaid to the other party at such address as such other party may designate for the receipt of such notices. Until further notice to the other party it is agreed that the address of the Fund, that of the Adviser and that of Ohio National Life for this purpose shall be One Financial Way, Montgomery, Ohio 45242.



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         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers the day and year first above written.


                          DOW TARGET VARIABLE FUND LLC



                          By
                             -----------------------------------
                             John J. Palmer, President



                          OHIO NATIONAL INVESTMENTS, INC.



                          By
                             -----------------------------------
                             Joseph P. Brom, President



                          THE OHIO NATIONAL LIFE INSURANCE COMPANY



                          By
                             -----------------------------------
                             David B. O'Maley, Chairman,
                             President & Chief Executive Officer




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